Food & Specialty Metal Packaging to Combine with Exal to form Trivium Packaging (“Trivium”)

Trivium to become a leading global metal packaging producer

Luxembourg (July 15, 2019) – Ardagh Group (“Ardagh”) announces today that it has  entered into an agreement to combine its Food & Specialty Metal Packaging business (“Food & Specialty”) with the business of Exal Corporation (“Exal”), a leading producer of aluminum containers, to form Trivium Packaging (“Trivium”), a global leader in metal packaging.

The combination of Food & Specialty with Exal, currently controlled by Ontario Teachers’ Pension Plan Board (“Ontario Teachers’”), will create one of the largest metal packaging companies in the world. Trivium will be headquartered in the Netherlands and will operate 57 production facilities, principally across Europe and the Americas, employing approximately 7,800 people. Pro forma revenues and Adjusted EBITDA in the twelve months ended March 31, 2019 were $2.7 billion and $469 million respectively. In addition, Trivium expects to derive net combination benefits of approximately $40 million over the next few years, from the pursuit of commercial and operational excellence opportunities.

Trivium will serve a diverse range of leading multinational, regional and local customers operating in a wide array of end markets, including food, seafood, pet food, nutrition, beauty and personal care, household care and premium beverages.

This complementary transaction will combine Food & Specialty’s leading presence in Europe and North America, principally focused on tin-plate steel packaging, with Exal’s leadership in Americas aluminum aerosol packaging. Trivium will produce an extensive and sustainable product range, backed by dedicated research and development resources, underpinning the businesses’ reputation for customer service, quality and innovation.

Paul Coulson, Chairman and CEO of Ardagh, will be Chairman of Trivium. Michael Mapes, CEO of Exal, will be CEO and will lead a highly experienced team drawn from across both businesses. Upon completion of the transaction, Ardagh will hold a 43 per cent stake in Trivium, with 57 per cent controlled by Ontario Teachers’. Ardagh will also receive approximately $2.5 billion in cash proceeds.

Completion of the transaction is subject to the satisfaction of customary closing conditions, including receipt of regulatory approvals and confirmation of the participation of certain Ardagh European entities in the transaction, which remains subject to works councils’ consultation. Completion is also subject to closing of the debt financing expected to be announced by Trivium later today. The transaction is expected to close in the fourth quarter of 2019.

Paul Coulson, Chairman and CEO of Ardagh and Chairman of Trivium said;

“Ardagh is delighted to partner with Ontario Teachers’ as shareholders in Trivium, a combination of two highly complementary and well-invested businesses. Trivium has the products, customers, innovation capabilities and leadership team to deliver continued growth and success, as brand owners and consumers increasingly seek sustainable packaging solutions.”

Jane Rowe, Executive Managing Director, Equities, Ontario Teachers’ commented;

“In forming Trivium we are bringing together two leading businesses to create a global packaging company that is well-positioned to capitalise on current market trends. We are pleased to establish a partnership with Ardagh and believe our alignment on long-term value creation will be a critical driver for future success of the enterprise.”

Michael Mapes, CEO of Trivium said;

“I am honoured to lead Trivium, which combines two great organizations with a history of customer service and innovation derived from exceptional people and long-term customer relationships. Trivium establishes a focused global leader at a time when metal packaging is poised to provide a compelling solution to help address the sustainability concerns facing consumers, brand owners, and governments. I’m very excited about Trivium’s prospects for future success.”

Current Trading

Food & Specialty

We expect our performance in the second quarter of 2019 to be as follows:

Revenue of $557 million to show a decrease of $37 million on the second quarter of 2018 (which was $594 million). Excluding currency translation effects of $34 million, revenue decreased by $3 million, principally due to the closure of a facility in North America in late-2018, offset by the pass through of higher input costs.

Adjusted EBITDA of $85 million to show a decrease of $2 million on the second quarter of 2018 (which was $87 million). Excluding adverse currency translation effects of $5 million, Adjusted EBITDA increased by $3 million compared with the second quarter of 2018, as favourable IFRS 16 effects were partly offset by lower volumes due to the closure of a facility in North America in late-2018.

Citigroup acted as exclusive financial adviser to Ardagh and Shearman & Sterling LLP was lead legal adviser to Ardagh.

Evercore Group LLC and BMO Capital Markets acted as financial advisers to Ontario Teachers’ and Weil, Gotshal & Manges LLP was lead legal adviser to Ontario Teachers’.

Notes

1.

Food & Specialty, principally located in Europe and North America, recorded revenue and Adjusted EBITDA of $2.4 billion and $355 million respectively on a carve-out basis in the twelve months ended March 31, 2019.

2.	Upon completion, Ardagh intends to use the $2.5 billion in cash proceeds from this transaction as follows:
a)	Repay outstanding drawings under Ardagh’s current asset-backed loan facility (and permanently reduce commitments) by $150 million;
b)	Consider, based on the circumstances around the time of the completion date, closing derivative positions of approximately $5 to $10 million in out-of-the-money swaps;
c)

Exercise the optional redemption provisions, at the applicable redemption premium, of Ardagh’s existing 4.625% Senior Secured Notes due 2023 and 4.125% Senior Secured Notes due 2023, for total consideration of approximately $1.55 billion;

d)	Undertake an excess proceeds offer (as defined in the relevant indentures) of the 4.250% Senior Secured Notes due 2022 and 2.750% Senior Secured Notes due 2024 at par on a pro rata basis; and
e)	To the extent any proceeds remain, call Ardagh’s existing 6.750% Senior Notes due 2024.

For more information please visit ardaghgroup.com

Further information

MediaMurray Consultantspwalsh@murraygroup.ie

+1 646 776 5918 / +353 87 2269345

InvestorsJohn Sheehanjohn.sheehan@ardaghgroup.com

Notes to the editor

Ardagh Group is a global supplier of infinitely recyclable, metal and glass packaging for the world’s leading brands. Ardagh operates more than 100 metal and glass production facilities in
22 countries across five continents, employing over 23,000 people with sales of $9bn.

The Ontario Teachers' Pension Plan (Ontario Teachers') is Canada's largest single-profession pension plan, with $191.1 billion in net assets at Dec. 31, 2018. It holds a diverse global portfolio of assets, approximately 80% of which is managed in-house, and has earned an annual total-fund net return of 9.7% since the plan's founding in 1990. Ontario Teachers' is an independent organization headquartered in Toronto. Its Asia-Pacific region office is located in Hong Kong and its Europe, Middle East & Africa region office is in London. The defined-benefit plan, which is fully funded, invests and administers the pensions of the province of Ontario's 327,000 active and retired teachers. For more information, visit otpp.com and follow us on Twitter @OtppInfo.